Exhibit 99.3

                              HAEMACURE CORPORATION




                          2000 ANNUAL INFORMATION FORM




                              As of April 12, 2001



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                                Table of Contents

                                                                            Page

Incorporation................................................................. 1
   The Corporation............................................................ 1
   Subsidiary................................................................. 1
General Development of the Business........................................... 1
Description of Activities..................................................... 2
Summary of Consolidated Financial Information................................. 8
   Figures for the Last Five Completed Financial Years........................ 8
   Figures for the Past Eight Quarters (Unaudited)............................ 8
Dividend Policy............................................................... 8
Market for Securities......................................................... 9
Directors and Officers........................................................ 9
Additional Information........................................................ 9
Management's Discussion and Analysis of Financial
 Condition and Results of Operations..........................................10
Supplement to the Annual Information Form pursuant
 to Schedule IX.1 of the Regulation Respecting
 Securities (Quebec)..........................................................11
   Acquisitions and Dispositions..............................................11
   Description of Immovables..................................................11
   Dividend Record............................................................11
   Prior and Future Distributions.............................................11
   Price Range and Trading Volume.............................................12

                                 Incorporation

The Corporation

Haemacure Corporation (the "Corporation") was incorporated on August 19, 1991 pursuant to the Canada Business Corporations Act under the name 2743281 Canada Inc. On December 12, 1991, the Articles of the Corporation were amended to change the corporate name to H.A.C. Health Assurance (1991) Corporation. The Articles of the Corporation were amended on March 20, 1992, April 3, 1992 and January 29, 1993, in each case modifying the Corporation's share capital. On May 20, 1993, the Articles of the Corporation were amended to change the corporate name to Haemacure Corporation. The Articles of the Corporation were once again amended on November 18, 1993 and July 7, 1995, in each case modifying the Corporation's share capital. On June 11, 1996, prior to the closing of the Corporation's initial public offering, the Corporation amalgamated with Haemacure Biotech Inc. and Acquisitions Haemacure Inc., each of which was, directly or indirectly, wholly owned by the Corporation. At the same time, certain changes were made to the Corporation's share capital, including the consolidation of the common shares.

The registered office of the Corporation is located at 2001 University Street, Suite 430, Montreal, Quebec H3A 2A6.

Unless stated otherwise, the information presented in this annual information form is as of April 12, 2001. The Corporation's fiscal year ends on October 31. Hemaseel, Hemaseel APR, Hemaseel HMN, HemaSyst and HemaMyst are either registered trademarks or trademarks of the Corporation in Canada and other countries. Other product names used herein may be trademarks of their respective owners.

Subsidiary

The sole subsidiary of the Corporation is Haemacure Corporation ("Haemacure U.S."), incorporated under the laws of the State of Delaware. Haemacure U.S. is wholly owned by the Corporation. For the purposes of this annual information form, unless the context indicates otherwise, "Haemacure" refers to the Corporation together with its subsidiary Haemacure U.S.

                      General Development of the Business

Haemacure is a leader in the development, marketing and sale of surgical sealants and related medical devices for the acute surgical wound management market. In order to serve this market, Haemacure has focused on the development and commercialization of its proprietary and licensed fibrin sealants and surgical devices for use in a broad range of applications. Fibrin sealant is a tissue sealant comprised of fibrinogen and thrombin extracted from human plasma. It is used in surgical procedures to arrest bleeding and as an adjunct to wound healing.

The following is a summary of the general development of the business of Haemacure over the past five years.

In June 1996, the Corporation effected its initial public offering in each of the provinces of Canada by the issuance of 4,285,714 common shares at a price of $7.00 per share, for gross proceeds to the Corporation of $30 million. In connection with the offering, the common shares of the Corporation were listed on the Toronto Stock Exchange and the Montreal Exchange.

In April 1997, Haemacure entered into license and manufacturing agreements with Immuno International AG ("Immuno") at the time of the acquisition of Immuno by Baxter International, Inc. ("Baxter"), whereby Haemacure acquired the rights to market Immuno's fibrin sealant in the United States. The product was approved by the United States Food and Drug Administration (the "FDA") in May 1998 and is marketed by Haemacure under the tradename Hemaseel APR.

In June 1999, Haemacure entered into a licensing agreement with ZLB Central Laboratory Blood Transfusion Service SRC (Swiss Red Cross) ("ZLB SRC") pursuant to which ZLB SRC acquired the right to market Hemaseel HMN, under a different trade name, in exchange for ZLB SRC's commitment to fund and manage the regulatory approval process for Hemaseel HMN in the United States and Europe, including the completion of Phase III clinical trials. The agreement provides for the payment to Haemacure of a royalty on sales of Hemaseel HMN effected by ZLB SRC. Haemacure retains the right to also market Hemaseel HMN. Concurrently with the June 1999 licensing agreement, ZLB SRC made an equity investment in the Corporation of $14.6 million, as a result of which ZLB SRC became the Corporation's largest shareholder.

In 1999, Haemacure entered into an agreement with Bio Products Laboratory ("BPL"), an agency of the English National Blood Authority, pursuant to which BPL will manufacture Hemaseel APR and a frozen formulation thereof for Haemacure; these are two fibrin sealants acquired under the 1997 license from Immuno (now Baxter). The agreement with BPL was approved in March 2000 by the British government and a final version of the agreement was signed. It is expected that the BPL manufacturing facility, which is located in Elstree, England, will be operational in 2001 and that Haemacure will receive the approval of the FDA to market Hemaseel APR manufactured at the BPL facility in 2002-2003, although no assurances can be given in this regard. Until that time, Baxter will continue to supply Haemacure with Hemaseel APR and will supply Haemacure with the frozen formulation thereof until its commercial production is commenced at BPL.

In June 2000, Haemacure received market approval (510K) from the FDA for a disposable aerosol application system marketed by Haemacure under the trademark HemaMyst.

In June 2000, the Corporation completed a new issue in Quebec, Ontario, British Columbia and Alberta, for gross proceeds of $17.65 million, thereby increasing the number of issued and outstanding shares to 24.2 million from 16 million. The proceeds of the offering have been used primarily to finance the purchase and installation of manufacturing equipment required to produce Hemaseel APR and a frozen formulation thereof at BPL's facilities. The balance of the proceeds will be used primarily to develop a frozen formulation of Hemaseel HMN. The offering consisted of units, each comprised of one common share and one-half of a common share purchase warrant. The additional common shares and the warrants were listed on the Toronto Stock Exchange.

In July 2000, the United States Federal Trade Commission (the "FTC") granted Haemacure the first of up to four one-year extensions during which Haemacure may seek to obtain approval of the FDA for Hemaseel APR, as it will be manufactured by BPL under an agreement with Haemacure.

In September 2000, ZLB Bio Plasma AG ("ZLB AG"), a wholly-owned Swiss subsidiary of CSL Limited of Australia, acquired the plasma fractionation business and assets of ZLB SRC. The sale of the assets included the 4,604,332 shares of the Corporation held by ZLB SRC. During the first quarter of fiscal 2001, Haemacure received confirmation that ZLB AG would continue the development of Hemaseel HMN, Haemacure's proprietary fibrin sealant. ZLB AG is currently in the process of fulfilling its commitment to finance and complete the clinical phase and regulatory registration of Hemaseel HMN. This commitment was originally that of ZLB SRC and was transferred to ZLB AG as a result of its acquisition of the plasma fractionation business and assets of ZLB SRC.

In October 2000, the Corporation became a "foreign reporting issuer" within the meaning of the United States federal securities laws, by filing a Form 20-F with the United States Securities and Exchange Commission. The Form 20-F is currently under review by the United States Securities and Exchange Commission.

In January 2001, AGF Funds Inc. ("AGF") announced that funds managed and advised by AGF own 3,904,600 common shares of the Corporation, representing 16.11% of the issued and outstanding common shares of the Corporation, an increase of 786,000 shares from the 3,118,600 shares AGF announced it acquired in September 2000. In both instances, AGF stated that the acquisitions were made in the ordinary course of business for investment purposes and were not for the purpose of influencing the control or direction of the Corporation.

In February 2001, Haemacure entered into a three-year renewable agreement with Pharmacia Corporation ("Pharmacia") pursuant to which Haemacure became the sales and marketing representative of Pharmacia in the United States for Pharmacia's line of absorbable gelatin-based hemostatic products, marketed under Pharmacia's trademark Gelfoam. Description of Activities

                               Principal Products

Hemaseel APR

Hemaseel APR is the first fibrin sealant marketed by Haemacure. Haemacure acquired a license for Hemaseel APR in 1997 from Immuno, at the time of the acquisition of Immuno by Baxter. The Corporation received approval from the FDA for marketing Hemaseel APR in May 1998 and the product was launched commercially in the United States by Haemacure one month later. Hemaseel APR is an effective hemostatic agent capable of arresting bleeding, with the necessary mechanical strength to attach tissues together and to last through the first phase of the body's healing process. Hemaseel APR has been



                                       2
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approved by the FDA for use in heart by-pass surgery, spleen repair surgery and colostomy closures and is marketed by Haemacure to hospitals and surgeons.

Haemacure intends to seek FDA approval for several additional hemostatic sealing and adhesion prevention applications for Hemaseel APR. These applications will include surgical specialties such as obstetrics and gynecology, ear, nose and throat procedures, burns and plastic surgery.

Haemacure granted support to physicians who are working on independent Phase IV clinical trials to show the clinical efficacy of Hemaseel APR in new areas of use, such as an adhesion prevention agent. These clinical trials are expected to broaden awareness among surgeons with respect to the potential of Hemaseel APR. It is expected that the results of the clinical trials will be published in peer-review journals.

Hemaseel APR (FF)

Haemacure's second fibrin sealant is Hemaseel APR (FF), also acquired under license from Immuno. Hemaseel APR (FF) is a frozen formula version of Hemaseel APR . In July 2000, Hemaseel APR (FF) was submitted to the FDA for approval , and it is possible that approval will be granted and the product marketed by Haemacure in 2001, although no assurances can be given in this regard. Haemacure believes that Hemaseel APR (FF) will be significantly easier for surgeons to use, in that it requires no reconstitution and is delivered in frozen pre-filled syringes that are ready to use after being thawed.

Hemaseel HMN

Haemacure's third fibrin sealant is Hemaseel HMN, a proprietary product currently undergoing pilot studies in preparation for Phase III clinical trials for vascular applications, which began in 2000 and are expected to be completed in 2001. As discussed above under the heading "General Development of the Business", the pilot studies and clinical trials are being funded and managed by ZLB AG under the June 1999 licensing agreement. The data from the total knee replacement trials, discussed below, will be used in the regulatory approval process to demonstrate the safety and efficacy of the product. Haemacure anticipates FDA approval for Hemaseel HMN in 2002-2003, although no assurances can be given in this regard.

In October 1997, Haema cure initiated Phase III clinical trials of Hemaseel HMN in total knee replacement, after consultation with the regulatory authorities. In February 1998, Haemacure voluntarily suspended the trials due to protocol violations by surgeons. After a review of the clinical protocol, the clinical trials were reinstated in September 1998. In February 1999, Haemacure commenced an interim analysis of the clinical trials, which was completed in July 1999. In the clinical trials, Haemacure sought results demonstrating that those who received Hemaseel HMN had less blood loss than those in the control group, who did not receive Hemaseel HMN. The FDA defined the threshold for clinical significance in terms of blood loss. The analysis demonstrated that the first 75 patients were below the threshold while for the next 75 patients, the threshold was achieved. After review of the data and consultation with surgeons involved in the trials, Haemacure concluded that the surgeons became increasingly efficient in the use of Hemaseel HMN after using it on three or four patients. Haemacure believes that the learning curve involved in the use of Hemaseel HMN accounts for the results for the first 75 patients. These observations will be built into future clinical studies.

Haemacure believes that Hemaseel HMN has potential applications in neurosurgery, percutaneous transluminal coronary angioplasty closures and ear, nose and throat procedures.

Hemaseel HMN (FF)

Similar in concept to the frozen formulation of Hemaseel APR, Haemacure is also in the process of developing a frozen formulation of Hemaseel HMN, which is currently produced in a freeze-dried vial formulation for clinical trials.

Hemaseel Thrombin

Haemacure intends to market Hemaseel Thrombin, a human plasma-derived topical hemostat used to arrest bleeding during surgical procedures. Hemaseel Thrombin is also a component of Hemaseel HMN. At present, commercially available therapeutic thrombin products are bovine-derived; Haemacure believes that the introduction of a human thrombin product, such as Hemaseel Thrombin, would provide significant clinical advantages.



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Haemacure's preliminary discussions with the FDA show that it is favourably disposed to a human-derived thrombin. The safety of Hemaseel Thrombin has already been demonstrated in the Phase I and the total knee replacement Phase III clinical studies of Hemaseel HMN. Haemacure is developing a clinical strategy to compare the efficacy of Hemaseel Thrombin to that of the commercially available bovine-derived thrombin, and is evaluating various manufacturing sites for the product.

Delivery Devices

Haemacure's current fibrin sealant delivery devices include:

     Duploject equivalent: Duploject is the delivery device which is included in the Hemaseel APR kit. As part of the license agreement with Baxter, Haemacure licenses the rights and assets relating to the Duploject delivery device, other than the right to the tradename "Duploject" . Baxter currently supplies Duploject to Haemacure, pursuant to a separate supply agreement, until such time as Haemacure obtains approval for its equivalent device. Although no assurances can be given in this regard, Haemacure expects to obtain FDA clearance for its equivalent device within the next year and will market the device under a new tradename.

     HemaSyst: Since 1999, Haemacure has also marketed a double-syringe applicator, under the tradename HemaSyst. This unique delivery system offers a number of advantages, such as specialized delivery options to meet specific surgical requirements, tips that keep solutions separate in order to prevent clogging, and a removable plunger link to ensure an accurate solution ratio. The system was expanded in 2000 to include a proprietary adapter allowing Haemacure's manual sprays, malleable cannula shafts and laparoscopic attachments to be utilized with the dual syringe applicator included in the Hemaseel APR kit. HemaSyst can be used in a wide variety of surgeries.

     HemaMyst: To facilitate ease of use in certain applications, Haemacure also developed and markets an aerosol application system under the tradename HemaMyst. The most important advantage of the HemaMyst system over other existing products is its ability to economically deliver fluids over a broad area. The system was expanded in 2000 with the design and release of a more focused spray tip, allowing better surgical access to confined spaces. HemaMyst is particularly appropriate for soft tissue surgeries (such as liver, kidney or pancreas) where fibrin sealant is applied as a fine coating sprayed over the tissue.

Sales and Distribution

The Corporation allocates sales to individual countries according to the locations of the customers. For the fiscal year ended October 31, 2000, all of Haemacure's sales were effected to customers located in the United States.

Hemaseel APR, HemaMyst and HemaSyst are currently distributed in the United States through a combination of a direct sales force and an independent sales organizations. Haemacure's direct sales force consists of 16 employees, all of whom have at least nine years of experience in the sale of operating room devices. Haemacure's direct sales force is based in major metropolitan cities in the United States and report to two regional managers.

In addition, Haemacure also sells in secondary metropolitan markets in the United States through 18 independent sales organizations. These organizations provide a total of 100 additional sales professionals selling Hemaseel APR, HemaMyst and HemaSyst and allow Haemacure to ensure complete national coverage in the United States. To assist customers in using Hemaseel APR, Haemacure has hired six clinical nurse specialists who support the surgeons, the operating rooms nurses and the sales force. They are also certified to deliver Continuing Medical Education programs. These specialists are located in major cities and focus their efforts on helping customers understand product reconstitution and application.

Haemacure utilizes DDN Obergfel ("DDN") in Memphis, Tennessee to warehouse and distribute Hemaseel APR, HemaMyst and HemaSyst. DDN is FDA licensed for biologic products and provides safe and rapid delivery to customers.

Haemacure has implemented the following marketing and educational programs designed to educate medical professionals:

     Haemacure Educational Resource Centre (HERC): Established in 1999, the centre was designed to respond to physicians' requests for additional clinical information on the appropriate use of Hemaseel APR in surgical procedures. The centre offers more than 100 peer reviewed clinical articles covering 17 different surgical specialties on the use of fibrin sealant. Since its inception, the center has responded to more than 500 physician requests.



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


     Haemacure Regional Speaker Programs (HRSP): Established in 1999, this program was developed to educate and train surgeons on the various uses of fibrin sealant in specific surgical specialties. The program serves as a multi-discipline faculty of more than ten leading surgical specialists in the field of fibrin sealant and tissue adhesives that provide surgeon-to-surgeon training at targeted hospitals and at national, regional and local medical society meetings.

     Clinical grants program: This program is designed to support clinical studies on the use of fibrin sealants. It aims to build a body of clinical knowledge specific to Hemaseel APR by publishing abstracts, scientific posters and clinical papers in leading medical journals. The program also promotes outcome studies demonstrating the cost benefits of using Hemaseel APR. Haemacure directed US $100,000 to such grants and programs during the 2000 fiscal year.

     Commercial and scientific conventions: This program is designed to significantly increase awareness of Hemaseel APR and Haemacure in the commercial and scientific communities. Haemacure participated in some 70 surgical professional society meetings during the 2000 fiscal year, either as an organizer, an exhibitor or a provider of speakers. Ancillary scientific programs conducted at major national society meetings were supported by advertising in society journals.

     Continuing Nursing Educational Workshops: Established in 2000, this program is dedicated specifically to the clinical use of Hemaseel APR. The clinical nurse specialists are accredited to deliver training which provides hospital nurses with continuing education credits required for re-licensing. Training is restricted to the use of Hemaseel APR, delivery devices and Gelfoam.

For markets outside the United States, given the existing end-user knowledge of fibrin sealants, Haemacure believes that the use of third-party distributors is appropriate. As a result, Haemacure intends to enter into distribution agreements for the sale of its products in specific geographic areas, such as Europe, Japan and Southeast Asia.

Raw Materials and Sub-Contracts

Hemaseel APR and Hemaseel APR (FF)

In April 1997 Haemacure entered into license and manufacturing agreements with Immuno, as required by a consent order entered into between the FTC and Baxter in the context of Baxter's acquisition of Immuno. Pursuant to the license agreement, Baxter was to supply Haemacure with the fibrin sealant product Hemaseel APR at cost for a period of three years. The license agreement is subject to termination by the FTC if, among other things, Haemacure fails to obtain FDA approval before July 28, 2000 to manufacture Hemaseel APR itself, provided that the FTC may extend the license for an additional four years if the trustee appointed by the FTC to monitor the parties' compliance with the agreements determines that Haemacure has made good faith efforts to obtain FDA approval for its manufacturing and that the FDA approval appears likely within that time period. In July 2000, the FTC granted Haemacure a one-year extension of the license. Provided Haemacure and BPL pursue their efforts to manufacture Hemaseel APR at BPL in good faith and adhere to the timeline, Haemacure expects to receive additional extensions until FDA approval of the product is obtained, although no assurances can be given in this regard.

As discussed above under the heading "General Development of the Business", in June 1999, Haemacure entered into an agreement with BPL pursuant to which BPL will manufacture Hemaseel APR and Hemaseel APR (FF) for Haemacure. It is expected that Haemacure will receive FDA approval to market Hemaseel APR manufactured at the BPL manufacturing facility in 2003, although no assurances can be given in this regard.

Hemaseel HMN

As discussed above under the heading "General Development of the Business", Haemacure entered into an agreement with ZLB SRC in June 1999, now transferred to ZLB AG, pursuant to which ZLB AG will manufacture Hemaseel HMN. The production of the fibrinogen and thrombin components of Hemaseel HMN involves their isolation and purification from human fresh frozen plasma. Each donated plasma unit is screened by the plasma supplier, prior to shipment for the possible presence of viral markers. The fibrinogen and thrombin will be recovered from the plasma using the patented process developed by Haemacure. The manufacturing process includes two separate and validated methods for the clearance and inactivation of a wide variety of viruses. Procurement of plasma is the responsibility of ZLB AG.



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Work on the ZLB manufacturing facility in Switzerland began in August 1998 and was completed in 2000. Product registration is expected in 2003. The term of the agreement between Haemacure and ZLB AG is ten years, commencing from the first approval of Hemaseel HMN by a regulatory body. Haemacure believes that the ZLB AG facility will have sufficient capacity for the projected production of Hemaseel HMN.

Intellectual Property

Patent Protection

Haemacure holds two United States patents with respect to the manufacturing of the fibrinogen component of its fibrin sealant proprietary technology and two United States patents with respect to the manufacturing of the thrombin component of its proprietary technology. These four patents were filed under the Patent Cooperation Treaty ("PCT"), to which some 50 countries are signatories. PCT signatory countries will grant Haemacure's patent applications priority over more recent applications made by third parties for the same invention provided that Haemacure has initiated PCT procedures within one year from the filing of its application with a signatory country.

Pursuant to license arrangements with Baxter, Haemacure owns the perpetual right to eight patents with respect to Hemaseel APR, Hemaseel APR (FF) and the Duploject equivalent. Baxter is responsible for patent maintenance and infringement defense and prosecution. Baxter made customary representations regarding the validity, enforcement and non-infringement of the patents and technology encompassing the products and assets licensed by Haemacure.

Pursuant to the license agreement with ZLB AG, Haemacure granted a non-exclusive license to make, use and sell fibrin sealant products incorporating Haemacure's patented technology, including the four patents covering the process. Haemacure is responsible for patent maintenance and infringement defense and prosecution. Haemacure made customary representations regarding the validity, enforcement and non-infringement of the patents and technology licensed to ZLB AG.

Haemacure's policy is to seek patent protection for its technology. Haemacure believes that patent and trade secret protection is important in its business and that its success will depend, in part, on its ability to obtain strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others.

Trademarks

Haemacure has registered the trademark Hemaseel in Canada, the United States and the European Community. Haemacure will consider the possibility of filing applications for registration in respect of Hemaseel APR, Hemaseel APR (FF), Hemaseel HMN and Hemaseel HMN (FF), even though these may be protected by the trademark Hemaseel. Haemacure has applied for registration of the trademark HemaMyst and intends to apply for registration of HemaSyst in the United States and in other countries as distribution of the product warrants.

Premises

Haemacure leases the following premises:

Location                  Area (sq. ft.)        Purpose       Lease expiry date
--------                  --------------        -------       -----------------
Kirkland, Quebec .........    20,000         Laboratories        March 2005
Montreal, Quebec .........     4,000            Office            May 2002
Sarasota, Florida ........     4,000            Office          January 2005


The Corporation has sub-leased part of the Kirkland, Quebec premises to a third party until the expiry of the head lease in March 2005. The sub-lessee has the option to terminate the sub-lease on December 31, 2001.

Competition

Haemacure believes that fibrin sealants face competition in the United States from existing methodologies for controlling bleeding and sealing wounds resulting from surgery, such as hemostatic powders and sponges, as well as from collagen-based hemostats and traditional sutures and staples marketed by companies such as Johnson & Johnson, United States

Surgical Corporation and American Home Products Corporation. Certain of these products are complementary to fibrin sealants and may increase in effectiveness when used in combination with fibrin sealants.

With respect to fibrin sealants, Baxter is currently Haemacure's only competitor in the United States. Both Baxter and Haemacure currently sell the same product under different trade names. In 2000, Baxter realized approximately 70% of fibrin sealant sales in the United States compared to Haemacure's 30%. In addition, both have access to the frozen formulation expected to be introduced to the market in the United States in 2001. Outside the United States, competitive products currently being marketed include fibrin sealants and cyanoacrylates, which are sold in Europe and the Pacific Rim countries by Baxter, Aventis Behring and Cryolife.

In the United States, there are several fibrin sealants under development, including those by Baxter, Aventis Behring, Omrix, American Red Cross, Convatec, a subsidiary of Bristol-Myers Squibb Company, and V.I. Technologies, Inc. (Vitex).

A new generation of fibrin sealants is being developed and introduced in the market without the anti-fibrinolytic agent aprotinin. Aprotinin, which is derived from bovine plasma, is being replaced by non-animal based anti-fibrinolytic agents. The two recognized non-animal based anti-fibrinolytic agents are Epsi lon-amino carproic acid ("EACA") and Tranexamic acid ("TA"). Haemacure's proprietary and patented fibrin sealant manufacturing process uses EACA. EACA is added in the fibrinogen manufacturing process to extract the plasminogen and EACA is then itself removed from the final product.

Due to the fact that Haemacure has patented its manufacturing process, which involves EACA, a majority of other fibrin sealant manufacturers use TA in their manufacturing process as an anti-fibrinolytic agent in replacement of aprotinin, so as to suppress the activity of plasminogen inherent in the fibrinogen component.

A number of products have recently been introduced to the United States market using cyanoacrylates or either collagen or polymer technologies (such as Fusion's Floseal and Proceed, and Cryolife's BioGlue). Certain other products are still in the clinical stage in the United States and overseas. Haemacure believes that some of these new products may perform better than fibrin sealants in particular applications or with respect to one of the four benefits (hemostasis, tensile strength, sealing ability and tissue bonding), but none of these products perform as well as fibrin sealants in providing all four benefits.

Research and Development

During the fiscal year ended October 31, 2000, Haemacure spent $2,038,570 on research and development. Haemacure's long-term research and development strategy includes development of new products based on its fibrin sealant proprietary technology. In particular, Haemacure will concentrate on the clinical development of Hemaseel APR and Hemaseel HMN for additional surgical applications. In this regard, Haemacure will conduct clinical trials in the United States. Haemacure will also concentrate on the development of specific delivery devices for its fibrin sealant products. Haemacure intends to develop prototypes and carry out clinical trials and studies in conjunction with hospitals, surgeons and interventional cardiologists.

Haemacure will also conduct research and development with respect to its Hemaseel HMN (FF) formulation. Finally, Haemacure also intends to conduct clinical studies with respect to the application of Hemaseel APR and Hemaseel HMN as adhesion prevention agents. These clinical studies will be carried out in the United States in conjunction with abdominal surgeons, spinal surgeons and neurosurgeons.

Environmental Protection

All of Haemacure's operations are currently within existing environmental regulations. Haemacure made nominal capital expenditures with respect to environmental protection matters in fiscal 2000.



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


Human Resources

As of March 31, 2001, Haemacure had a total of 47 full-time employees, performing the following functions:

     Administration and management .......................  16
     Marketing and sales .................................  25
     Research and development ............................   6
                                                            --
     Total ...............................................  47



                             Summary of Consolidated Financial Information

Figures for the Last Five Completed Financial Years

                                2000            1999            1998            1997           1996
                            ------------    ------------    ------------    ------------   ------------

Revenues................... $ 13,382,121    $  5,766,003    $  1,062,912    $ 1,040,623    $   652,022
Loss, before income
 taxes.....................  (12,287,843)    (16,853,299)    (13,630,702)    (8,664,128)    (4,685,621)
Net loss...................  (12,322,770)    (16,915,759)    (13,655,702)    (8,690,128)    (4,493,621)
Net loss per share
 before income taxes.......         (0.66)          (1.26)          (1.24)         (0.79)         (0.58)
Net loss per share.........        (0.66)          (1.26)          (1.24)         (0.79)         (0.58)
Dividends per share(1).....             -               -               -              -              -
Total assets...............    31,850,131      26,525,068      29,968,004     22,813,871     31,665,415
Long-term debt.............       950,913         918,005         921,818        935,317      1,034,411

--------------
(1)   See "Dividend Policy".


Figures for the Past Eight Quarters (Unaudited)

                         Jan. 31,       Oct. 31,       July 31,       April 30,
                           2001           2000           2000           2000
                       ------------   ------------   ------------   ------------

Revenues.............. $ 4,118,838    $ 3,996,067    $ 3,441,848    $  3,223,172
Net loss..............  (2,735,429)    (4,409,026)    (2,993,188)    (2,743,288)
Net loss per share....       (0.11)         (0.19)         (0.16)         (0.17)


                         Jan. 31,       Oct. 31,       July 31,       April 30,
                           2000           1999           1999           1999
                       ------------   ------------   ------------   ------------

Revenues.............. $ 2,721,034    $ 2,144,012    $ 1,507,919    $ 1,214,113
Net loss..............  (2,177,268)    (5,033,824)    (4,270,155)    (4,066,852)
Net loss per share....       (0.14)         (0.30)         (0.33)         (0.34)


                                Dividend Policy

During the five years ended October 31, 2000, the Corporation did not pay any dividends. The Corporation's policy is to retain earnings to finance future growth. As a result, the Corporation does not intend to pay dividends in the foreseeable future.

                             Market for Securities

The Corporation's common shares and warrants are listed on the Toronto Stock Exchange.

                             Directors and Officers

Reference is made to page 3 of the Management Proxy Circular dated March 15, 2001 (the "Management Proxy Circular") for the following information with respect to the directors of the Corporation: position with the Corporation, principal occupation, the period during which each has served as a director and the number of shares of the Corporation held by each.

The respective municipalities of residence of the directors of the Corporation are as follows: Messrs. Paul Baehr and Louis-M. Riopel reside in Montreal, Quebec; Marc Paquin and Wayne G. Johnson reside in Sarasota, Florida; Mr. Gerald Andre resides in Ile Bizard, Quebec; and Mr. Francis Bellido resides in Beaconsfield, Quebec.

The following is the current composition of the committees of the Board of Directors of the Corporation: Audit Committee - Messrs. Gerald Andre, Paul Baehr and Wayne G. Johnson; Executive Committee - Messrs. Francis Bellido, Marc Paquin and Louis-M. Riopel; Compensation Committee - Messrs. Paul Baehr and Wayne G. Johnson; Corporate Governance Committee - Messrs. Francis Bellido and Louis-M. Riopel; and Corporate Finance and Development Committee - Messrs. Marc Paquin and Gerald Andre.

The other officers of the Corporation, other than those listed in the above-mentioned reference to the Management Proxy Circular, are as follows:

Name and Municipality               Position with the Corporation /
    of Residence                         Principal Occupation
---------------------               -------------------------------

Christian Hours, Ph.D ..... Vice-President, Quality and Technical Affairs
Montreal, Quebec            of the Corporation

David Karp, M.D. .......... Vice-President, Clinical and Medical Affairs
Sarasota, Florida           of Haemacure U.S.

Gilles Lemieux ............ Secretary of the Corporation and of Haemacure U.S.
Verdun, Quebec

James L. Roberts .......... Vice-President, Finance and Administration and Chief
Longboat Key, Florida       Financial Officer of the Corporation and of
                            Haemacure U.S.

Elaine Whitmore, Ph.D ..... Vice-President, Regulatory and Scientific Affairs
Sarasota, Florida           of Haemacure U.S.


During the last five years, each of the aforementioned directors and officers of the Corporation has held the principal occupation shown opposite his or her name with the exception of: Wayne G. Johnson, who prior to February 1, 2001 was a business consultant; Dr. David Karp, who prior to July 1997 was an orthopedic surgeon; Gilles Lemieux, who prior to March 1997 practiced law as a sole practitioner and prior to May 1996 was in private industry; James L. Roberts, who prior to January 2000 was Chief Financial Officer of Superior Electronics Inc. (a software company), prior to January 1999 was Senior Vice-President and Chief Financial Officer of Racal Datacom, Inc. (a software company) and prior to July 1997 was Director of Finance - EMEA of Octel Communications Limited (a software company); and Elaine Whitmore, who prior to July 1997 was President of Oracle Consulting (a health care product development consulting company).

                             Additional Information

Additional information, including information on the remuneration of officers and directors, indebtedness of officers and directors, and principal holders of securities of the Corporation are presented in the Management Proxy Circular.

Additional financial information may be found in the Corporation's financial statements for the fiscal year ended October 31, 2000, which are contained in the Corporation's 2000 Annual Report.

Copies of the Management Proxy Circular and the 2000 Annual Report can be obtained upon request from the Secretary, Haemacure Corporation, 2001 University Street, Suite 430, Montreal, Quebec H3A 2A6.

               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

Reference is made to pages 8, 9 and 10 of the 2000 Annual Report.

                   Supplement to the Annual Information Form
                        pursuant to Schedule IX.1 of the
                   Regulation Respecting Securities (Quebec)

                          Acquisitions and Dispositions

No material acquisitions or dispositions of shares or assets were effected by Haemacure during the last two fiscal years.

                           Description of Immovables

See "Description of Activities - Premises".

                                Dividend Record

See "Dividend Policy".

                         Prior and Future Distributions

During the fiscal year ended October 31, 2000, the Corporation issued the following securities:

(a) on April 3, 2000, the Corporation issued 10,000 common shares to a former director upon the exercise of a stock option;

(b)  (i)   on June 19, 2000, the Corporation issued 6,046,595 units at a price of $2.15 per unit by way of public offering in Quebec, Ontario, British Columbia and Alberta for gross proceeds to the Corporation of approximately $13 million. Each unit consists of one common share and one-half of a common share purchase warrant. Each full warrant entitles the holder to acquire one additional common share of the Corporation at a price of $2.40 per share until December 31, 2001;

     (ii) on August 1, 2000, the Corporation issued 1,860,382 additional units at a price of $2.15 per unit for gross proceeds to the Corporation of approximately $4 million;

     (iii) on August 18, 2000, the Corporation issued 301,318 additional units at a price of $2.15 per unit upon the exercise by the agents of the Corporation's public offering of an over-allotment option, for gross proceeds to the Corporation of $647,834; and

     (iv) in connection with the foregoing public offering, the Corporation granted the agents of the offering an option to purchase up to 820,830 common shares at a price of $2.15 per share, which option may be exercised until June 19, 2002; and

(c) in September and October 2000, the Corporation issued an aggregate of 5,500 common shares at a price of $2.40 per share for proceeds to the Corporation of $13,200, upon the exercise of common share purchase warrants issued pursuant to the Corporation's public offering.

In addition, on February 23, 2000, the Corporation entered into an agreement with a consulting company located in Montreal, Quebec, which agreement has subsequently been amended. As part of the compensation payable to the consulting company, the Corporation is required to issue 50,000 warrants, each of which will entitle the holder to acquire one common share at a price of $1.95 per share. For so long as services are provided by the consulting company under the agreement, 6,250 warrants will vest every three months, so that all 50,000 warrants will be vested by February 23, 2002. The warrants expire on the earlier of February 22, 2003 and one year from the termination of the agreement. The issuance of the warrants is subject to regulatory approval.

During the fiscal year ended October 31, 2000, the Corporation granted the following stock options:

(a) the Corporation granted options to 14 directors and officers in respect of an aggregate of 270,000 common shares at exercise prices ranging from $2.05 to $4.00 per share; and

(b) the Corporation granted options to 14 employees in respect of an aggregate of 45,100 common shares at exercise prices ranging from $2.15 to $2.60 per share.

                         Price Range and Trading Volume

The common shares of the Corporation are listed on the Toronto Stock Exchange and, until December 3, 1999, were listed on the Montreal Exchange. The following table sets out the high and low sale prices and the volume of trading for the common shares on both Exchanges for the periods indicated:

                                           Price Range
                                  ----------------------------
Year     Period                       High           Low              Volume
----     ------                   -----------    -----------      -------------
1998     Fourth Quarter .........   $  6.40        $  4.60            620,088

1999     First Quarter ..........      5.65           3.30            327,930
         Second Quarter .........      4.40           2.75            342,669
         Third Quarter ..........      4.70           2.90            375,360
         Fourth Quarter .........      3.40           1.80            574,096

2000     First Quarter ..........      6.00           1.93          3,541,445
         Second Quarter .........      4.11           2.06          1,000,136
         July ...................      2.17           2.00            317,828
         August .................      2.48           2.00            753,153
         September ..............      2.89           1.75          2,332,774
         October ................      2.37           1.90            650,918